Exhibit 12.1

Penn Virginia GP Holdings, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,										Three months ended March 31, 2008
	2003		2004		2005		2006		2007
Earnings
Pre-tax income *	$10,180		$15,850		$22,038		$33,030		$28,098		$15,953
Fixed charges	5,048		7,328		14,351		19,783		19,766		5,713

Total earnings	$15,228		$23,178		$36,389		$52,813		$47,864		$21,666

Fixed Charges
Interest expense **	$4,986		$7,267		$14,053		$19,151		$18,896		5,421
Rental interest factor	62		61		298		632		870		292

Total fixed charges	$5,048		$7,328		$14,351		$19,783		$19,766		$5,713

Ratio of earnings to fixed charges	3.0	x	3.2	x	2.5	x	2.7	x	2.4	x	3.8	x